SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

“América Móvil files annual report on form 20-F”

Mexico City, May 14, 2025. América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX], has filed its annual report for the fiscal year ended December 31, 2024 with the U.S. Securities and Exchange Commission (“SEC”), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, “CNBV”), and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., “BMV”).

The English version of the annual report can be accessed by visiting either the SEC’s website at www.sec.gov or AMX’s website at www.americamovil.com, while the Spanish version of the annual report can be accessed by visiting BMV’s website at www.bmv.com.mx, CNBV’s website at www.cnbv.gob.mx or AMX’s website at www.americamovil.com.

In addition, AMX shareholders may receive, free of charge, a hard copy of AMX’s complete financial statements by requesting a copy from the contact below.

Daniela Lecuona
América Móvil Investor Relations Office
Telephone: + (5255) 2581-4449; E-mail: daniela.lecuona@americamovil.com

About América Móvil:

América Móvil is a leading provider of telecommunication services. As of December 31, 2024, it had 323 million wireless subscribers and 78 million fixed revenue generating units in Latin America and Europe.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez

Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact